Exhibit 21.1

List of Subsidiaries of Trump Atlantic City Associates

Subsidiary	Jurisdiction of Incorporation or Organization
Trump Atlantic City Funding, Inc.	Delaware

Trump Atlantic City Funding II, Inc.	Delaware

Trump Atlantic City Funding III, Inc.	Delaware

Trump Atlantic City Corporation	Delaware

Trump Plaza Associates	New Jersey

Trump Taj Mahal Associates	New Jersey